EXHIBIT 99

Netherlands Authority for the Financial Markets


Form for the disclosure of securities transaction in the own issuing institution

Part I

1.   Name of issuing institution                : Unilever N.V.

2.   Name of person obliged to notify           : Unilever N.V.
                                                : Weena 455
                                                : 3013 AL Rotterdam,
                                                  the Netherlands

Sort of security

3.   Sort of secrity                            : depositary receipts of
                                                  ordinary shares of NLG 1.12

4.   To be filled out if applicable:

        -       Nominal value of the security   : NLG 1.12
        -       Option series                   : not applicable
        -       Exercise date                   : not applicable
        -       Expiration date                 : not applicable


Transaction in the security indicated in questions 3 and 4

5.   Date of the transaction                    : see table

6a.  Number of securities acquired in
     the transaction                            : see table

6b.  Number of securities sold
     in the transaction                         : not applicable

7.   Price of the securities                    : see table

8.   Open/Close (in case of options)            : not applicable

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table:

Date: 8 March 2005
Number of securities acquired: 150,000
Average price in EUR:50.7191

Date: 9 March 2005
Number of securities acquired: 112,063
Average price in EUR:50.3363

Date: 14 March 2005
Number of securities acquired: 76,282
Average price in EUR:50.4153

Date: 15 March 2005
Number of securities acquired: 20,000
Average price in EUR:50.5161

Date: 16 March 2005
Number of securities acquired: 165,000
Average price in EUR:50.5445

Date: 17 March 2005
Number of securities acquired: 85,000
Average price in EUR:50.5412

Date: 18 March 2005
Number of securities acquired: 200,000
Average price in EUR:50.7275

Date: 21 March 2005
Number of securities acquired: 100,000
Average price in EUR:50.6503

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Part II (Intended solely to enable to the Netherlands Authority for the
Financial Markets to verify this notification; this information will not be entered in the register):

The relation between the person obliged to notify (Unilever N.V) and the issuing institution Unilever N.V.:

1.   An institution which has issued or
     will issue securities within the meaning
     of section 46, subsection 1                : x yes   ( no

2.   Any person who determines or contributes
     to the daily management of the
     institution                                : ( yes   x no

3.   Any person who supervises the management
     of the board of directors and the general
     affairs of the company and the entities
     connected with it                          : ( yes   x no

4.   Members of the board of directors and
     supervisory board of legal entities
     and companies which are connected with the
     institution in a group, with the exceptions
     of persons falling with the exception of
     persons falling within the categories
     mentioned under 2 and 3                    : ( yes   x no

5.   Persons providing directly or indirectly
     more than 25% of the capital of the
     institution as well as in case the
     notification is done by a legal entity or
     company, the members of the board of
     directors and supervisory board of that
     legal entity or company                    : ( yes   x no

6.   Spouses and relations by blood or affinity
     in the first degree of the persons as
     mentioned in the categories 2 through
     5 above                                    : ( yes   x no

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7.   Other persons running a joint household
     with the persons as mentioned in the
     categories 2 through 5 above               : ( yes   x no

8.   Relations by blood or affinity of the
     persons mentioned in the categories 2
     through 5 above, which do not have a
     joint household with these persons, in
     case these relations by blood or affinity
     of the persons have more than 5% of the
     shares, or depositary receipts for shares,
     in the capital of the institution at
     their disposal, or will obtain more 5%
     of the shares, or depositary receipts
     for shares, in the capital of the
     institution                                : ( yes   x no

9.   Members of the Works Council,the Group
     Works Council or the Central Works
     Council of the institutions, as described
     in the Works Councils Act                  : ( yes   x no

-    Is the disclosure made through the
     Compliance Officer of the issuing
     institution                                : x yes   ( no

-    If the transaction concerns an employee
     participation plan:

     date of granting of the option             : not applicable


To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:


Rotterdam       Date: 22 March 2005


Signature:      ______________________
                J.A.A. van der Bijl
                Company Secretary
                Compliance Officer